UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Polestar Automotive Holding UK PLC

(Name of Issuer)

Class A American Depositary Shares

Class A Ordinary Shares, par value $0.01 each

(Title of Class of Securities)

731105201

(CUSIP Number)

Zhejiang Geely Holding Group Company Limited

No. 1760 Jiangling Road, Binjiang District, Hangzhou, Zhejiang, China

+86 (571) 2809 8282

Rosmarie Söderbom

Volvo Car Corporation

Avd 50090, HB3S

405 31 Göteborg, Sweden

+46 (0)766 210020

with copies to,

Laura Hua Luo Hemmann, Esq

500 5th Ave., 50th Floor

New York, New York 10110

+1 212 319 4755

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 23, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Polestar Automotive Holding Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: Hong Kong
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 16,717,213,099 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,937,110,924 (1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,937,110,924 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 91.8% (2)(3)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for the description the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes (i) 294,877,349 Class A American Depository Shares (“Class A ADS”), and (ii) 1,642,233,575 Class B American Depositary Shares (“Class B ADS”) held directly by Polestar Automotive Holding Limited. Each Class A ADS represents one Class A Ordinary Share, par value $0.01 each (“Class A Share”). Each Class B ADS represents one Class B Ordinary Share (“Class B Share”). Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(2)	Calculated by dividing item 11 by the sum of (i) 466,801,222 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of June 23, 2022, as reported in the Issuer’s Shell Company Report on Form 20-F filed on June 29, 2022 with the Securities and Exchange Commission (the “SEC”). Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(3)	For purpose of this calculation, the above excludes (i) 16,000,000 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): PSD Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 16,717,213,099 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,937,110,924 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,937,110,924 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 91.8% (2)(3)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for the description the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes (i) 294,877,349 Class A ADSs, and (ii) 1,642,233,575 Class B ADSs held directly by Polestar Automotive Holding Limited. Each Class A ADS represents one Class A Ordinary Share, par value $0.01 each. Each Class B ADS represents one Class B Ordinary Share. Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(2)	Calculated by dividing item 11 by the sum of (i) 466,801,222 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of June 23, 2022, as reported in the Issuer’s Shell Company Report on Form 20-F filed on June 29, 2022 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(3)	For purpose of this calculation, the above excludes (i) 16,000,000 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): PSD Capital Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: British Virgin Islands
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 16,717,213,099 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,937,110,924 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,937,110,924 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 91.8% (2)(3)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for the description the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes (i) 294,877,349 Class A ADSs, and (ii) 1,642,233,575 Class B ADSs held directly by Polestar Automotive Holding Limited. Each Class A ADS represents one Class A Ordinary Share, par value $0.01 each. Each Class B ADS represents one Class B Ordinary Share. Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(2)	Calculated by dividing item 11 by the sum of (i) 466,801,222 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of June 23, 2022, as reported in the Issuer’s Shell Company Report on Form 20-F filed on June 29, 2022 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(3)	For purpose of this calculation, the above excludes (i) 16,000,000 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): PSINV AB
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: Sweden
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 16,717,213,099 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,937,110,924 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,937,110,924 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 91.8% (2)(3)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for the description the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes (i) 294,877,349 Class A ADSs, and (ii) 1,642,233,575 Class B ADSs held directly by Polestar Automotive Holding Limited. Each Class A ADS represents one Class A Ordinary Share, par value $0.01 each. Each Class B ADS represents one Class B Ordinary Share. Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(2)	Calculated by dividing item 11 by the sum of (i) 466,801,222 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of June 23, 2022, as reported in the Issuer’s Shell Company Report on Form 20-F filed on June 29, 2022 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(3)	For purpose of this calculation, the above excludes (i) 16,000,000 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Snita Holding B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO, AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: Netherlands
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 60,000,000 (1)
	8.	Shared Voting Power: 16,717,213,099 (2)
	9.	Sole Dispositive Power: 60,000,000 (1)
	10.	Shared Dispositive Power: 1,937,110,924 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,997,110,924 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 94.7% (3)(4)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for the description the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes 60,000,000 Class A ADSs held directly by Snita Holding B.V.

(2)	Includes (i) 294,877,349 Class A ADSs and (ii) 1,642,233,575 Class B ADSs held directly by Polestar Automotive Holding Limited. Each Class A ADS represents one Class A Share. Each Class B ADS represents one Class B Share. Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(3)	Calculated by dividing item 11 by the sum of (i) 466,801,222 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of June 23, 2022, as reported in the Issuer’s Shell Company Report on Form 20-F filed on June 29, 2022 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(4)	For purpose of this calculation, the above excludes (i) 16,000,000 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): 98-0626415 Volvo Car Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: Sweden
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 60,000,000 (1)
	8.	Shared Voting Power: 16,717,213,099 (2)
	9.	Sole Dispositive Power: 60,000,000 (1)
	10.	Shared Dispositive Power: 1,937,110,924 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,997,110,924 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 94.7% (3)(4)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for the description the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes 60,000,000 Class A ADSs held directly by Snita Holding B.V.

(2)	Includes (i) 294,877,349 Class A ADSs and (ii) 1,642,233,575 Class B ADSs held directly by Polestar Automotive Holding Limited. Each Class A ADS represents one Class A Share. Each Class B ADS represents one Class B Share. Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(3)	Calculated by dividing item 11 by the sum of (i) 466,801,222 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of June 23, 2022, as reported in the Issuer’s Shell Company Report on Form 20-F filed on June 29, 2022 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(4)	For purpose of this calculation, the above excludes (i) 16,000,000 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Volvo Car AB
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: Sweden
Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 60,000,000 (1)
	8.	Shared Voting Power: 16,717,213,099 (2)
	9.	Sole Dispositive Power: 60,000,000 (1)
	10.	Shared Dispositive Power: 1,937,110,924 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,997,110,924 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 94.7% (3)(4)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for the description the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes 60,000,000 Class A ADSs held directly by Snita Holding B.V.

(2)	Includes (i) 294,877,349 Class A ADSs and (ii) 1,642,233,575 Class B ADSs held directly by Polestar Automotive Holding Limited. Each Class A ADS represents one Class A Share. Each Class B ADS represents one Class B Share. Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(3)	Calculated by dividing item 11 by the sum of (i) 466,801,222 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of June 23, 2022, as reported in the Issuer’s Shell Company Report on Form 20-F filed on June 29, 2022 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(4)	For purpose of this calculation, the above excludes (i) 16,000,000 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Geely Sweden Holdings AB
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: Sweden

Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 60,000,000 (1)
	8.	Shared Voting Power: 16,717,213,099 (2)
	9.	Sole Dispositive Power: 60,000,000 (1)
	10.	Shared Dispositive Power: 1,937,110,924 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,997,110,924 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 94.7% (3)(4)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for the description the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes 60,000,000 Class A ADSs held directly by Snita Holding B.V.

(2)	Includes (i) 294,877,349 Class A ADSs and (ii) 1,642,233,575 Class B ADSs held directly by Polestar Automotive Holding Limited. Each Class A ADS represents one Class A Share. Each Class B ADS represents one Class B Share. Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(3)	Calculated by dividing item 11 by the sum of (i) 466,801,222 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of June 23, 2022, as reported in the Issuer’s Shell Company Report on Form 20-F filed on June 29, 2022 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(4)	For purpose of this calculation, the above excludes (i) 16,000,000 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Shanghai Geely Zhaoyuan International Investment Co., Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: China

Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 60,000,000 (1)
	8.	Shared Voting Power: 16,717,213,099 (2)
	9.	Sole Dispositive Power: 60,000,000 (1)
	10.	Shared Dispositive Power: 1,937,110,924 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,997,110,924 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 94.7% (3)(4)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for the description the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes 60,000,000 Class A ADSs held directly by Snita Holding B.V.

(2)	Includes (i) 294,877,349 Class A ADSs and (ii) 1,642,233,575 Class B ADSs held directly by Polestar Automotive Holding Limited. Each Class A ADS represents one Class A Share. Each Class B ADS represents one Class B Share. Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(3)	Calculated by dividing item 11 by the sum of (i) 466,801,222 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of June 23, 2022, as reported in the Issuer’s Shell Company Report on Form 20-F filed on June 29, 2022 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(4)	For purpose of this calculation, the above excludes (i) 16,000,000 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Beijing Geely Wanyuan International Investment Co., Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: China

Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 60,000,000 (1)
	8.	Shared Voting Power: 16,717,213,099 (2)
	9.	Sole Dispositive Power: 60,000,000 (1)
	10.	Shared Dispositive Power: 1,937,110,924 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,997,110,924 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 94.7% (3)(4)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for the description the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes 60,000,000 Class A ADSs held directly by Snita Holding B.V.

(2)	Includes (i) 294,877,349 Class A ADSs and (ii) 1,642,233,575 Class B ADSs held directly by Polestar Automotive Holding Limited. Each Class A ADS represents one Class A Share. Each Class B ADS represents one Class B Share. Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(3)	Calculated by dividing item 11 by the sum of (i) 466,801,222 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of June 23, 2022, as reported in the Issuer’s Shell Company Report on Form 20-F filed on June 29, 2022 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(4)	For purpose of this calculation, the above excludes (i) 16,000,000 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Beijing Geely Kaisheng International Investment Co., Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: China

Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 60,000,000 (1)
	8.	Shared Voting Power: 16,717,213,099 (2)
	9.	Sole Dispositive Power: 60,000,000 (1)
	10.	Shared Dispositive Power: 1,937,110,924 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,997,110,924 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 94.7% (3)(4)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for the description the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes 60,000,000 Class A ADSs held directly by Snita Holding B.V.

(2)	Includes (i) 294,877,349 Class A ADSs and (ii) 1,642,233,575 Class B ADSs held directly by Polestar Automotive Holding Limited. Each Class A ADS represents one Class A Share. Each Class B ADS represents one Class B Share. Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(3)	Calculated by dividing item 11 by the sum of (i) 466,801,222 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of June 23, 2022, as reported in the Issuer’s Shell Company Report on Form 20-F filed on June 29, 2022 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(4)	For purpose of this calculation, the above excludes (i) 16,000,000 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Zhejiang Geely Holding Group Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: China

Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 60,000,000 (1)
	8.	Shared Voting Power: 16,717,213,099 (2)
	9.	Sole Dispositive Power: 60,000,000 (1)
	10.	Shared Dispositive Power: 1,937,110,924 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,997,110,924 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 94.7% (3)(4)
14.	Type of Reporting Person (See Instructions): CO

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for the description the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes 60,000,000 Class A ADSs held directly by Snita Holding B.V.

(2)	Includes (i) 294,877,349 Class A ADSs and (ii) 1,642,233,575 Class B ADSs held directly by Polestar Automotive Holding Limited. Each Class A ADS represents one Class A Share. Each Class B ADS represents one Class B Share. Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(3)	Calculated by dividing item 11 by the sum of (i) 466,801,222 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of June 23, 2022, as reported in the Issuer’s Shell Company Report on Form 20-F filed on June 29, 2022 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(4)	For purpose of this calculation, the above excludes (i) 16,000,000 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

CUSIP No. 731105201

1.	Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Shufu Li
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): OO, WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: China

Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 16,777,213,099 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,997,110,924 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,997,110,924 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 94.7% (2)(3)
14.	Type of Reporting Person (See Instructions): IN

(1)	See Item 2 below under the subtitle Explanatory Note Regarding the Relationships of the Reporting Persons for the description the Reporting Persons’ shareholding structure, which determines their respective voting power. Includes (x) 60,000,000 Class A ADSs held directly by Snita Holding B.V. and (y) (i) 294,877,349 Class A ADSs and (ii) 1,642,233,575 Class B ADSs held directly by Polestar Automotive Holding Limited. Each Class A ADS represents one Class A Share. Each Class B ADS represents one Class B Share. Each Class A Share is entitled to one vote, while each Class B Share is entitled to ten votes. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.

(2)	Calculated by dividing item 11 by the sum of (i) 466,801,222 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of June 23, 2022, as reported in the Issuer’s Shell Company Report on Form 20-F filed on June 29, 2022 with the SEC. Assumes the conversion of the Class B Shares referred to in footnote 1 into Class A Shares.

(3)	For purpose of this calculation, the above excludes (i) 16,000,000 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to beneficial ownership of Class A Ordinary Shares, par value $0.01 per share (the “Class A Share”) of Polestar Automotive Holding UK PLC, a limited company incorporated under the laws of England and Wales (the “Issuer”) based on beneficial ownership of Class A American Depositary Shares of the Issuer (the “Class A ADSs”). Each Class A ADS represents one Class A Share. The principal executive offices of the Issuer are located at: 777 MacArthur Blvd Mahwah, NJ 07430. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2. IDENTITY AND BACKGROUND

(a), (b), (c), (f)

Polestar Automotive Holding Limited (“Parent”)

Residence or business address: 12/F, H Code, 45 Pottinger Street, Central, Hong Kong

State of Incorporation/Organization/Citizenship: Hong Kong

Entity Type: Private Company Limited by Shares

Snita Holding B.V. (“Snita”)

Residence or business address: Stationsweg 2, Beesd, 4153 RD, Netherlands

State of Incorporation/Organization/Citizenship: Netherlands

Entity Type: Netherlands Limited Liability Company

PSD Investment Limited (“PSD Investment”)

Residence or business address: Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands

State of Incorporation/Organization/Citizenship: British Virgin Islands

Entity Type: British Virgin Islands Company Limited by Shares

PSINV AB (“PSINV”)

Residence or business address: Avd. 50090 HB3S, 405 31 Göteborg, Sweden

State of Incorporation/Organization/Citizenship: Sweden

Entity Type: Swedish Private Limited Company

Volvo Car Corporation (“Volvo Cars”)

Residence or business address: Avd. 50090 HB3S, 405 31 Göteborg, Sweden

State of Incorporation/Organization/Citizenship: Sweden

Entity Type: Swedish Private Limited Company

PSD Capital Limited (“PSD Capital”)

Residence or business address: Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands

State of Incorporation/Organization/Citizenship: British Virgin Islands

Entity Type: British Virgin Islands Company Limited by Shares

Volvo Car AB (“VCAB”)

Residence or business address: Avd. 50090 HB3S, 405 31 Göteborg, Sweden

State of Incorporation/Organization/Citizenship: Sweden

Entity Type: Swedish Public Limited Company

Geely Sweden Holdings AB (“Geely Sweden”)

Residence or business address: Box 10038, 400 70 Göteborg, Sweden

State of Incorporation/Organization/Citizenship: Sweden

Entity Type: Swedish Private Limited Company

Shanghai Geely Zhaoyuan International Investment Co., Ltd (“Shanghai Geely”)

Residence or business address: Room 1478, Building 10, No. 1630 Yecheng Road, Jiangding District, Shanghai, China

State of Incorporation/Organization/Citizenship: China

Entity Type: Chinese Limited Liability Company

Beijing Geely Wanyuan International Investment Co. Ltd (“Beijing Geely Wanyuan”)

Residence or business address: Room 409, Level 4, Building 4, Yard 4, Yongchang Zhong Road, Beijing Economic-Technological Development Area, Beijing, China

State of Incorporation/Organization/Citizenship: China

Entity Type: Chinese Limited Liability Company

Beijing Geely Kaisheng International Investment Co., Ltd. (“Beijing Geely Kaisheng”)

Residence or business address: Room 409, Level 4, Building 4, Yard 4, Yongchang Zhong Road, Beijing Economic-Technological Development Area, Beijing, China

State of Incorporation/Organization/Citizenship: China

Entity Type: Chinese Limited Liability Company

Zhejiang Geely Holding Group Company Limited (“Zhejiang Geely”)

Residence or business address: No. 1760 Jiangling Road, Binjiang District, Hangzhou, Zhejiang, China

State of Incorporation/Organization/Citizenship: China

Entity Type: Chinese Limited Liability Company

Shufu Li

Residence or business address: Room 303, Building 12, No. 980 Mingzhou Road, Xinqi Street, Beilun District, Ningbo, Zhejiang, China

Citizenship: China

Parent, Snita, PSD Investment, PSINV, PSD Investment, PSD Capital, Geely Sweden, Shanghai Geely, Beijing Geely Wanyuan, and Beijing Geely Kaisheng are holding companies which, through their subsidiaries, operates premium electric performance car brands as well as designing related products, and hold shares in or on behalf of certain other entities and individuals.

The principal businesses of Volvo Cars and VCAB are building, selling and marketing cars and other related activities.

The principal business of Zhejiang Geely is automobile manufacturing.

Explanatory Note Regarding the Relationships of the Reporting Persons

Shareholders of Parent (Snita, PSD Investment, and PSINV)

As of June 23, 2022, (i) Snita owns 48.75% of Parent, and controls 48.71% voting power of Parent, (ii) PSD Investment owns 42.74% of Parent, and controls 49.53% of voting power of Parent, (iii) PSINV owns 0.74% of Parent, and controls 0.86% voting power of Parent. Pursuant that certain Acknowledgement Agreement to the Shareholders Agreement dated September 27, 2021, as amended (the “Shareholder Acknowledgement Agreement”), by and among Parent, Snita, PSD Investment, PSINV, Issuer, and certain other parties thereto, each of the shareholders of Parent can direct Parent to exercise the proportion of its proportion of Parent’s voting rights in the Issuer that directly corresponds to the proportion of such shareholder’s voting rights in Parent, and that the Class A and Class B shares of Parent are deemed to have and be subject to the corresponding rights, privileges, entitlements, and obligations as each Class A Share and Class B Share of the Issuer, as set out under the Issuer’s Articles of Association (the “Articles”). In addition, the Articles provides that decisions of the board of directors of the Issuer is determined by a majority of votes. Accordingly, the Shareholder Acknowledgement Agreement and Articles, taken collectively, indicates that Snita, PSD Investment, and PSINV collectively share the voting power and dispositive power with respect to 100% of the Class A Shares and Class B Shares of the Issuer directly held by Parent. The foregoing description is qualified by the Shareholder Acknowledgement Agreement and Articles, copied of which are attached hereto as Exhibits 3 and 4, respectively, and are hereby incorporated by reference in its entirety.

Direct and Indirect Shareholders of Snita

As of June 23, 2022, (i) Snita is 100% owned by Volvo Cars, (ii) Volvo Cars is 100% owned by VCAB, (iii) VCAB is 82% owned by Geely Sweden and 18% owned by stock exchange investors, (iv) Geely Sweden is 100% owned by Shanghai Geely, (v) Shanghai Geely is 60.96% owned by Beijing Geely Wanyuan and 39,04% owned by Zhejiang Geely, (vi) Beijing Geely Wanyuan is 100% owned by Beijing Geely Kaisheng, (vii) Beijing Geely Kaisheng is 100% owned by Zhejiang Geely, and (viii) Zhejiang Geely is 82.23% owned by Shufu Li.

Direct and Indirect Shareholders of PSD Investment

As of June 23, 2022, PSD Investment is 100% owned by PSD Capital, and PSD Capital is 100% owned by Shufu Li.

Direct and Indirect Shareholders of PSINV

As of June 23, 2022, PSINV is 78.82% owned by Volvo Cars, and 21.18% owned by outside investors. Volvo Cars controls 94.7% of the voting power of PSINV.

Therefore, all of the Reporting Persons collectively share the voting and dispositive power with respect to 100% of the Class A Shares and Class B Shares of the Issuer directly held by Parent. Reporting Persons that are direct or indirect shareholders of Snita, including Volvo Cars, VCAB, Geely Sweden, Shanghai Geely, Beijing Geely Wanyuan, Beijing Geely Kaisheng, Zhejiang Geely, and Shufu Li have the sole voting and dispositive power with respect to 100% of the Class A Shares of the Issuer directly held by Snita.

(d)

None of the Reporting Persons have been charged or convicted in a criminal proceeding during the last five years.

(e)

None of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

All of the Issuer’s shares directly held by Parent reported herein as beneficially owned by the Reporting Persons were acquired pursuant to that certain Business Combination Agreement, dated September 27, 2021, (as amended by that certain Amendment No. 1 to the Business Combination Agreement dated December 17, 2021, that certain Amendment No. 2 to the Business Combination Agreement dated March 24, 2022, and that certain Amendment No. 3 to the Business Combination Agreement dated April 21, 2022, and as it may be further amended from time to time, the “Business Combination Agreement”), by and among Parent, Gores Guggenheim, Inc., a Delaware corporation (“GGI”), Polestar Automotive (Singapore) Pte. Ltd., a private company limited by shares in Singapore (“Polestar Singapore”), Polestar Holding AB, a private limited liability company incorporated under the laws of Sweden (“Polestar Sweden”), the Issuer, and PAH UK Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of the Issuer (“Merger Sub”). The Business Combination Agreement provides, among other things, that (i) prior to the Closing (as defined hereafter), Parent will, and will cause the Issuer, Polestar Singapore, Polestar Sweden and their respective subsidiaries to, complete a reorganization, pursuant to which, among other things, Polestar Singapore, Polestar Sweden and their respective subsidiaries will become, directly or indirectly, wholly owned subsidiaries of Issuer (the “Pre-Closing Reorganization”), and (ii) the Merger Sub will merge with and into the GGI, with GGI continuing as the surviving company and a wholly-owned subsidiary of the Issuer. The transactions contemplated by the Business Combination Agreement closed on June 23, 2022 (the “Closing”).

Pursuant to the terms of the Business Combination Agreement, as consideration for the Pre-Closing Reorganization, the Issuer issued to Parent Class A Shares and Class B Shares (collectively, “Shares”), such that, following the Pre-Closing Reorganization, Parent directly holds 1,937,110,924 Shares, which includes 294,877,349 Class A Shares and 1,642,233,575 Class B Shares, of the Issuer. The number of Shares issued to Parent as consideration for the Pre-Closing-Reorganization is calculated by: (a) $20,003,000,000 divided by $10, less (b) (i) the aggregate principal amount due in respect of the convertible notes of Parent outstanding as of immediately prior to the Closing, divided by (ii) the applicable conversion price of such notes, which equals to 4,306,466, less (c) 58,882,610, which represents the aggregate number of preferred shares of the Issuer (the “Preferred Shares”) issued pursuant to that certain Subscription Agreement dated September 27, 2021, by and between Snita and the Issuer (as amended by that certain Amendment No.1 to Subscription Agreement dated March 24, 2022, the “Volvo Cars Preference Subscription Agreement”).

All of the Issuer’s shares directly held by Snita reported herein as beneficially owned by the Reporting Persons were acquired pursuant to (i) the Volvo Cars Preference Subscription Agreement, pursuant to which Snita purchased 58,882,610 Preferred Shares of the Issuer, which were converted to 58,882,610 Class A Shares upon Closing, for a subscription price of $10.00 per share and an aggregate investment amount of $588,826,100, and (ii) that certain Subscription Agreement dated September 27, 2021 by and between the Issuer, GGI, and Snita (the “Volvo Cars PIPE Subscription Agreement”), pursuant to which Snita purchased 1,117,390 Class A Shares for a subscription price of $10.00 per share and an aggregate investment amount of $11,173,900. Accordingly, Snita directly holds 60,000,000 Class A Shares in the form of Class A ADSs. Snita acquired the Preferred Shares and Class A Shares using working capital of its parent company and affiliate, Volvo Cars.

Other than the issuance of Class A Shares and Class B Shares to Parent in connection with the Pre-Closing Reorganization, the issuance of Preferred Shares to Snita and the conversion to Class A Shares upon Closing in connection with the Volvo Cars Preference Subscription Agreement, and the issuance of Class A Shares to Snita in connection with the Volvo Cars PIPE Subscription Agreement, there have been no transaction effected by the Reporting Persons in the past sixty days with respect to the securities of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Persons acquired the Shares covered by this Schedule 13D for investment purposes.

The Reporting Persons will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Shares, the Issuer’s operations, assets, prospects, business development, markets and capitalization, the Issuer’s management and personnel, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations. The Reporting Persons expect to discuss their investment in the Issuer and the foregoing investment considerations with the Issuer’s Board of Directors (“Board of Directors”), management, other investors, industry analysts and others. These considerations, these discussions and other factors may result in the Reporting Persons’ consideration of various alternatives with respect to their investment, including possible changes in the present Board of Directors and/or management of the Issuer or other alternatives to increase stockholder value. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. In addition, the Reporting Persons may acquire additional Issuer securities in the public markets, in privately negotiated transactions or otherwise or may determine to sell, trade or otherwise dispose of all or some holdings in the Issuer in the public markets, in privately negotiated transactions or otherwise, or take any other lawful action they deem to be in their best interests.

Except as set forth in this Schedule 13D, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in subclauses (a)-(i) above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of these matters. However, the Reporting Persons reserve the right to formulate plans or proposals which would relate to or result in the transactions described in subclauses (a) through (j) of this Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference.

Parent, PSD Investment, PSD Capital, and PSINV’s aggregate percentage of beneficial ownership is approximately 91.8% of the outstanding shares of the Issuer.

Snita, Volvo Cars, VCAB, Geely Sweden, Shanghai Geely, Beijing Geely Wanyuan, Beijing Geely Kaisheng, Zhejiang Geely, and Shufu Li’s aggregate percentage of beneficial ownership is approximately 94.7% of the outstanding shares of the Issuer.

The percentages of beneficial ownership above are calculated by dividing the Reporting Persons’ response in Row 11 of their respective cover pages by the sum of (i) 466,801,222 Class A Shares in the form of Class A ADSs and (ii) 1,642,233,575 Class B Shares in the form of Class B ADSs, issued and outstanding as of June 23, 2022, as reported in the Issuer’s Shell Company Report on Form 20-F filed on June 29, 2022 with the SEC. Assumes the conversion of the Class B Shares into Class A Shares.

For purpose of this calculation, the above excludes (i) 16,000,000 Class C-1 preferred shares in the form of Class C-1 American Depositary Shares and (ii) 9,000,000 Class C-2 preferred shares in the form of Class C-2 American Depositary Shares of the Issuer, which shares may not be converted into Class A ADSs within 60 days following the date hereof.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction with respect to the Shares during the sixty days prior to the date of filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Parent Lock-Up Agreement

On September 27, 2021, the Issuer, Parent, and the shareholders of Parent (each, a “Parent Shareholder”, and collectively, the “Parent Shareholders”) entered into that certain Parent Lock-Up Agreement, pursuant to which each Parent Shareholder has, subject to certain exceptions, among other things, agreed not to transfer any equity security of Issuer issued to them pursuant to the Business Combination Agreement or other transaction documents contemplated by the Business Combination Agreement during the period commencing the date of Closing and ending 180 days following the date of the Closing, in each case subject to the terms and conditions set forth therein. See Exhibit 2 to this Schedule 13D.

Shareholder Acknowledgment Agreement

On September 27, 2021, Parent, Parent Shareholders and the Issuer entered into that certain Shareholders Acknowledgement Agreement (as amended by that certain Amendment to Acknowledgement Agreement to the Shareholders Agreement dated March 24, 2022, and as may be further amended from time to time, the “Shareholder Acknowledgement Agreement”), which provides, among other things, that Parent and the Parent Shareholders undertake that (i) at Closing, the initial board of the Issuer will include nine directors, a majority of whom will be independent directors, (ii) for a period of three years following the Closing, Parent and the Parent shareholders will not vote in favor of the removal any independent directors of the Issuer unless at least two independent directors vote in favor of such removal, (iii) for a period of three years following the Closing, Parent and the Parent Shareholders will not require the Issuer to convene a general meeting for the purpose of removing an independent director, and (iv) for three years following the Closing, Parent and the Parent Shareholders will not to vote in favor of any amendment to the Issuer’s articles of association relating to the composition of the Issuer’s board or the appointment or removal of the Issuer’s directors. The Gores Guggenheim Sponsor LLC, a Delaware limited liability company and an affiliate of GGI (the “GGI Sponsor”), will have third party beneficiary rights to enforce the aforementioned undertakings. See Exhibit 3 to this Schedule 13D.

Registration Rights Agreement

On September 27, 2021, the Issuer, Parent, the Parent Shareholders, GGI Sponsor and the independent directors of GGI (the “GGI Initial Stockholders”) entered into that certain Registration Rights Agreement (as amended by that certain Amendment No. 1 to the Registration Rights Agreement dated December 17, 2021 and that certain Amendment No. 2 to the Registration Rights Agreement dated March 24, 2022, and as may be further amended from time to time, the “Registration Rights Agreement”), which provides customary demand and piggyback registration rights. Pursuant to the Registration Rights Agreement, the Issuer agreed that, as soon as practicable, and in any event within 30 days after the Closing, the Issuer will file with the Securities and Exchange Commission (the “SEC”) a shelf registration statement. In addition, Issuer will use its reasonable best efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the 60th day (or the 90th day if the registration statement is reviewed by, and received comments from, the SEC) following the filing deadline, in each case subject to the terms and conditions set forth therein. See Exhibit 5 to this Schedule 13D.

Sponsor and Supporting Sponsor Stockholder Lock-Up Agreement

On September 27, 2021, the Issuer, Parent, GGI, and the GGI Initial Stockholders entered into the Sponsor and Supporting Sponsor Stockholder Lock-Up Agreement (as amended by that certain Amendment No. 1 to the Sponsor and Supporting Sponsor Stockholder Lock-Up Agreement dated December 17, 2021, and that certain Amendment No. 2 to the Sponsor and Supporting Sponsor Stockholder Lock-Up Agreement dated March 24, 2022, and as may be further amended from time to time, the “Sponsor and Supporting Sponsor Stockholder Lock-Up Agreement”), pursuant to which the GGI Initial Stockholders has, among other things, agreed to certain shareholding structure, which determines the voting power of the Reporting Personss and restrictions to transfer of their Class A ADSs during the period beginning on the date of Closing and ending 180 days following the date of the Closing, in each case subject to the terms and conditions set forth therein. See Exhibit 6 to this Schedule 13D.

Investment Holders’ Agreement

On June 30, 2019, Volvo Cars and certain managers of Volvo Cars and certain other entities who are members of PSINV (collectively, the “Managers”) entered into the Investment Holders’ Agreement, as supplemented by the Addendum Agreement to Investment Holders’ Agreement dated June 23, 2022 (together with the Investment Holders’ Agreement, the “IHA”). The IHA provides, among others, that Volvo Cars will repurchase the Managers’ equity interests in PSINV, which in turn holds securities in the Parent, as soon as possible after the filing of the Issuer’s Form 20-F, which has been filed with the SEC on June 29, 2022, and the Managers will reinvest the net proceeds of the repurchase in the Issuer’s American Depositary Receipts (the “ADRs”) no later than 15 business days after the date of the repurchase. The Managers also agreed to not transfer or otherwise dispose of any of the ADRs or other securities of the Issuer for a period of 180 days from the Closing without the prior written consent of Volvo Cars, in each case subject to the terms and conditions set forth therein.

See Exhibits 7 and 8 to this Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description
1	Joint Filing Agreement, dated July 7, 2022, by and among Parent, Snita, PSINV, PSD Investment, PSD Capital, Volvo Cars, VCAB, Geely Sweden, Shanghai Geely, Beijing Geely Wanyuan, Beijing Geely Kaisheng, Zhejiang Geely, and Shufu Li.
2	Form of Parent Lock-Up Agreement dated September 27, 2021 by and among Parent, Issuer, and Parent Shareholders (incorporated by reference to Annex L to the Issuer’s Amendment No.8 to Form F-4 Registration Statement, as filed with the SEC on May 23, 2022).
3	Shareholders Acknowledgement Agreement dated September 27, 2021 (as amended by that certain Amendment to Acknowledgement Agreement to the Shareholders Agreement dated March 24, 2022, and as may be further amended from time to time) by and among the Issuer, Parent, the Parent Shareholders (incorporated by reference to Annex M-1 and M-2 to the Issuer’s Amendment No.8 to Form F-4 Registration Statement, as filed with the SEC on May 23, 2022).
4	Articles of Association of Polestar Automotive Holding UL PLC, adopted by special resolution passed on April 13, 2022 and effective on May 5 2022 (incorporated by reference to Annex B to the Issuer’s Amendment No.8 to Form F-4 Registration Statement, as filed with the SEC on May 23, 2022).
5	Registration Rights Agreement (as amended by that certain Amendment No. 1 to the Registration Rights Agreement dated December 17, 2021 and that certain Amendment No. 2 to the Registration Rights Agreement dated March 24, 2022, and as may be further amended from time to time) by and among Parent, Issuer, Parent Shareholders and certain other parties thereto (incorporated by reference to Annex G-1, G-2, and G-3 to the Issuer’s Amendment No.8 to Form F-4 Registration Statement, as filed with the SEC on May 23, 2022).
6	Sponsor and Supporting Sponsor Stockholder Lock-Up Agreement dated September 27, 2021 (as amended by that certain Amendment No. 1 to the Sponsor and Supporting Sponsor Stockholder Lock-Up Agreement dated December 17, 2021, and that certain Amendment No. 2 to the Sponsor and Supporting Sponsor Stockholder Lock-Up Agreement dated March 24, 2022, and as may be further amended from time to time), by and among GGI, Parent, the Issuer, the GGI’s independent directors (incorporated by reference to Annex K-1, K-2, and K-3 to the Issuer’s Amendment No.8 to Form F-4 Registration Statement, as filed with the SEC on May 23, 2022).
7	Investment Holders’ Agreement dated June 30, 2019, by and among Volvo Cars, certain managers of Volvo Cars and certain other entities.
8	Addendum Agreement to Investment Holders’ Agreement dated June 23, 2022, by and among Volvo Cars, certain managers of Volvo Cars and certain other entities.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POLESTAR AUTOMOTIVE HOLDING LIMITED

Dated: July 7, 2022	/s/ 李亚茹
Name: 李亚茹 (Yaru Li)
Title: Director

SNITA HOLDING B.V.
Dated: July 7, 2022	/s/ Lex Kerssemakers
Name: Lex Kerssemakers Title: Director
/s/ Per Ansgar
Name: Per Ansgar
Title: Director

PSINV AB
Dated: July 7, 2022
/s/ Fredrik Aaben
Name: Fredrik Aaben Title: Director

/s/ Per Ansgar
Name: Per Ansgar
Title: Director

VOLVO CAR CORPORATION
Dated: July 7, 2022	/s/ Hanna Fager
Name: Hanna Fager Title: Authorised Signatory
/s/ Maria Hemberg
Name: Maria Hemberg
Title: Director and Authorised Signatory

VOLVO CAR AB
Dated: July 7, 2022	/s/ Authorised Signatory
Name: Hanna Fager
Title: Authorised Signatory

/s/ Maria Hemberg
Name: Maria Hemberg
Title: Authorised Signatory

GEELY SWEDEN HOLDINGS AB

Dated: July 7, 2022	/s/ Shufu Li
Name: Shufu Li
Title: Director

/s/ Donghui Li
Name: Donghui Li Title: Director

SHANGHAI GEELY ZHAOYUAN INTERNATIONAL INVESTMENT CO., LTD

Dated: July 7, 2022	/s/ Donghui Li
Name: Donghui Li Title: Director
BEIJING GEELY WANYUAN INTERNATIONAL INVESTMENT CO., LTD

Dated: July 7, 2022	/s/ Donghui Li
Name: Donghui Li Title: Director
BEIJING GEELY KAISHENG INTERNATIONAL INVESTMENT CO., LTD

Dated: July 7, 2022	/s/ Donghui Li
Name: Donghui Li Title: Director

ZHEJIANG GEELY HOLDING GROUP COMPANY LIMITED

Dated: July 7, 2022	/s/ Donghui Li
Name: Donghui Li Title: Legal Representative & Director
PSD INVESTMENT LIMITED

Dated: July 7, 2022	/s/ Shufu Li
Name: Shufu Li Title: Sole Director
PSD CAPITAL LIMITED

Dated: July 7, 2022	/s/ Shufu Li
Name: Shufu Li Title: Sole Director
Dated: July 7, 2022	/s/ Shufu Li
Name: Shufu Li

SCHEDULE A-1

Information with Respect to

Executive Officers and Directors of the Undersigned

The following sets forth as to each of the executive officers (if any) and directors of the undersigned: his/her name; his/her business address; his/her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) and (e) of this Schedule 13D.

Polestar Automotive Holding Limited (“Parent”)

Unless otherwise specified, the principal employer of each such individual is Parent. The business address of Parent is 27/F, Baiyulan Square, No. 501 Dong Da Ming Road, Shanghai, China.

Name	Title	Citizenship
Jan Mikael ALKMARK	Director	Sweden
LI Yaru	Director	China

Snita Holding B.V. (“Snita”)

Unless otherwise specified, the principal employer of each such individual is Snita. The business address of Snita is Stationsweg 2, Beesd, 4153 RD, Netherlands.

Name	Title	Citizenship
Per Ansgar	Director	Sweden
Lex (Alexander) Kerssemakers	Director	Netherlands

PSD Investment Limited (“PSD Investment”)

Unless otherwise specified, the principal employer of each such individual is PSD Investment. The business address of PSD Investment is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

Name	Title	Citizenship
Shufu Li	Director	China

PSINV AB (“PSINV”)

Unless otherwise specified, the principal employer of each such individual is PSINV. The business address of PSINV is Avd. 50090 HB3S, 405 31 Göteborg, Sweden.

Name	Title	Citizenship
Fredrik Aaben	Director	Sweden
Per Ansgar	Director	Netherlands

Volvo Car Corporation (“Volvo Cars”)

Unless otherwise specified, the principal employer of each such individual is Volvo Cars. The business address of Volvo Cars is Avd. 50090 HB3S, 405 31 Göteborg, Sweden.

Name	Title	Citizenship
Jim Rowan	Director	United Kingdom
Maria Hemberg	Director	Sweden
Björn Annwall	Director	Sweden

PSD Capital Limited (“PSD Capital”)

Unless otherwise specified, the principal employer of each such individual is PSD Capital. The business address of PSD Capital is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

Name	Title	Citizenship
Shufu Li	Director	China

Volvo Car AB (“VCAB”)

Unless otherwise specified, the principal employer of each such individual is VCAB. The business address of VCAB is Avd. 50090 HB3S, 405 31 Göteborg, Sweden.

Name	Title	Citizenship
James Rowan	Managing Director	United Kingdom
Shufu Li	Director	China
Ardian Avdullahu	Director (Employee Representative)	Sweden
Glenn Bergström	Director (Employee Representative)	Sweden
Thomas Johnstone	Director	United Kingdom
Donghui Li	Direcotr	China
Anna Mossberg	Director	Sweden
Diarmuid O’Connell	Director	United States
Jörgen Olsson	Director (Employee Representative)	Sweden
Jonas Samuelsson	Director	Sweden
Lone Föns Schröder	Director	Denmark
Lilla Tretikov	Director	United States
Winfried Vahland	Director	Germany
Anna Margitin Blomberg	Deputy Director (Employee Representative)	Sweden
Björn Olsson	Deputy Director (Employee Representative)	Sweden

Geely Sweden Holdings AB (“Geely Sweden”)

Unless otherwise specified, the principal employer of each such individual is Geely Sweden. The business address of Geely Sweden is Box 10038, 400 70 Göteborg, Sweden.

Name	Title	Citizenship
Shufu Li	Director	China
Donghui Li	Director	China
Hans Erik Oscarsson	Director	Sweden
Lone Fönss Schröder	Director	Denmark

Shanghai Geely Zhaoyuan International Investment Co., Ltd (“Shanghai Geely”)

Unless otherwise specified, the principal employer of each such individual is Shanghai Geely. The business address of Shanghai Geely is Room 1478, Building 10, No. 1630 Yecheng Road, Jiangding District, Shanghai, China.

Name	Title	Citizenship
Conghui An	Director	China
Donghui Li	Director	China
Zhaoxing Wang	Director	China
Xueliang Yu	Director	China

Beijing Geely Wanyuan International Investment Co. Ltd (“Beijing Geely Wanyuan”)

Unless otherwise specified, the principal employer of each such individual is Beijing Geely Wanyuan. The business address of Beijing Geely Wanyuan is Room 409, Level 4, Building 4, Yard 4, Yongchang Zhong Road, Beijing Economic-Technological Development Area, Beijing, China.

Name	Title	Citizenship
Conghui An	Director	China
Donghui Li	Director	China
Zhaoxing Wang	Director	China

Beijing Geely Kaisheng International Investment Co., Ltd. (“Beijing Geely Kaisheng”)

Unless otherwise specified, the principal employer of each such individual is Beijing Geely Kaisheng. The business address of Beijing Geely Kaisheng is Room 409, Level 4, Building 4, Yard 4, Yongchang Zhong Road, Beijing Economic-Technological Development Area, Beijing, China.

Name	Title	Citizenship
Conghui An	Director	China
Donghui Li	Director	China
Zhaoxing Wang	Director	China

Zhejiang Geely Holding Group Company Limited (“Zhejiang Geely”)

Unless otherwise specified, the principal employer of each such individual is Zhejiang Geely. The business address of Zhejiang Geely is No. 1760 Jiangling Road, Binjiang District, Hangzhou, Zhejiang, China.

Name	Title	Citizenship
Shufu Li	Director	China
Donghui Li	Director	China
Jian Yang	Director	China
Hong Sun	Director	China
Weilie Ye	Director	China
Xinggui Wang	Director	China